EXHIBIT 99.3

Barington Companies Equity Partners, L.P.

888 Seventh Avenue, 17th Floor

New York, New York 10019

February 19, 2015

BY EMAIL AND FEDERAL EXPRESS

The Eastern Company

112 Bridge Street

Naugatuck, Connecticut 06770

Attn:  Theresa P. Dews

            Secretary

Re:

Notice to the Secretary of Intention to Nominate Persons for Election as

Directors at the 2015 Annual Meeting of Shareholders of The Eastern Company

Dear Ms. Dews:

Barington Companies Equity Partners, L.P., a Delaware limited partnership (“Barington”), pursuant to Section 7 of Article III of the Bylaws (the “Bylaws”) of The Eastern Company, a Connecticut corporation (the “Company”), hereby notifies you that it intends to nominate two (2) persons for election to the Board of Directors of the Company (the “Board”) at the 2015 Annual Meeting of Shareholders of the Company, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”).

This letter, including the Exhibits, Schedules and Annexes attached hereto, is collectively referred to as the “Notice.”  The persons Barington intends to nominate for election to the Board at the Annual Meeting are James A. Mitarotonda and Michael A. McManus, Jr. (each a “Nominee” and collectively, the “Nominees”).

Barington believes that the Board is currently composed of five (5) directors, with two (2) directors allocated to the class which is scheduled for election at the Annual Meeting.  To the extent that the Company might purport to increase the size of the Board beyond five (5) directors and/or the number of directors in the class which is scheduled for election at the Annual Meeting beyond two (2) directors, Barington reserves the right to nominate additional nominees (each an “Additional Nominee”) for election to the Board at the Annual Meeting.  Any additional nominations made pursuant to the preceding sentence would be without prejudice to the issue of whether such attempt by the Company to increase the size of the Board and/or the number of directors in such class was valid under the circumstances. Additionally, if any Nominee or any Additional Nominee is unable to stand for election at the Annual Meeting, Barington reserves the right to nominate one or more alternate nominees, as applicable, in place of such Nominee(s) or Additional Nominee(s) (each an “Alternate Nominee”).  Except where the context otherwise requires, the term “Nominee” as used in this Notice shall be deemed to include one or more Additional Nominees or Alternate Nominees, as applicable.

Pursuant to Section 7 of Article III of the Bylaws, the undersigned hereby sets forth the following:

(a)

The name and address, as they appear on the Company’s books, of the shareholder giving this Notice is Barington Companies Equity Partners, 888 Seventh Ave 17th Floor, New York, NY 10019.

(b)

Barington is the beneficial owner of 285,582 shares of Common Stock, no par value, of the Company (the “Common Stock”), 100 shares of which are held of record.  For certain information regarding transactions in securities of the Company by Barington during the past two years, see Schedule A attached hereto.

(c)

Barington or one of its affiliates expects to enter into an agreement with Mr. McManus pursuant to which, among other things, Mr. McManus will be indemnified against certain potential liabilities that might arise in connection with being named as a director nominee and related matters.  Barington or one of its affiliates also intends to reimburse Mr. McManus for any costs or expenses incurred by him in connection with being named as a Nominee.  There is no written agreement between the parties with respect to the foregoing.

(d)

Certain information regarding each Nominee requested to be disclosed pursuant to Section 7 of Article III of the Bylaws is set forth in Exhibits A and B attached hereto.

(e)

Barington has jointly filed with the Securities and Exchange Commission (the “SEC”) a Schedule 13D with respect to the Common Stock with certain other entities pursuant to a joint filing agreement.  Reference is made to such Schedule 13D initially filed on September 30, 2014, as it may be amended from time to time (the “Schedule 13D”), as filed and to be filed with the SEC, for information regarding other entities that are or may be deemed to be members in a group described therein (collectively, the “Barington Group”).  Certain information concerning Barington and such entities is also set forth in Schedule B attached hereto (without, in either case, conceding that any such information is required to be disclosed in this Notice).

(f)

Barington Companies Investors, LLC (“BCI”), an affiliate of Barington, has entered into a co-investment agreement with Hilco, Inc. (the “Co-Investment Agreement”), pursuant to which Hilco, Inc. may co-invest with BCI and its affiliates in certain investment opportunities.  Pursuant to the terms of the Co-Investment Agreement, BCI is entitled to receive from Hilco, Inc. a fee with respect to certain profits Hilco, Inc. may derive from such investments (which include investments in the Common Stock of the Company), as well as the reimbursement of certain expenses BCI may incur in connection with the execution of its investment strategy.

(g)

Each Nominee’s written consent to his nomination, to being named in a proxy statement as a nominee and to serving as a director of the Company, if elected, is included as Annex A hereto.

In addition to the foregoing, certain information regarding the experience, skills, expertise and other qualifications of each Nominee responsive to certain criteria said to be considerations for the selection of directors as described in the Company’s 2014 Proxy Statement is set forth in Exhibits A and B attached hereto (without conceding that any such information is required to be disclosed in this Notice).  Barington believes that each Nominee (a) has the ability to apply good business judgment and is able to exercise his duties of loyalty and care, (b) has proven leadership capabilities and high integrity, (c) exercises high level responsibilities within his chosen career, (d) has the ability to quickly grasp complex principles of business and finance and (e) holds an established executive level position in business, finance, law, education, research, government or civic activities.

The Nominees may engage in the solicitation of proxies for the election of the Nominees.  It is anticipated that certain regular employees of members of the Barington Group will also participate in any solicitation of proxies for the election of the Nominees.  Such employees will receive no additional consideration if they assist in the solicitation of proxies.  It is anticipated that any proxies would be solicited by mail, courier services, Internet advertising, telephone, facsimile or in person.  It is anticipated that the costs related to any solicitation of proxies, including expected expenditures for attorneys, accountants, public relations and financial advisors, proxy solicitors, advertising, printing, transportation and related expenses, will be borne by the Barington Group.  To the extent legally permissible, the Barington Group may seek reimbursement from the Company for those expenses if one or more of the Nominees is elected.  The Barington Group does not currently intend to submit the question of such reimbursement to a vote of the shareholders of the Company.

Except as set forth in this Notice, to the knowledge of Barington as of the date hereof (i) no Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past ten years; (ii) no Nominee owns any securities of the Company (or any parent or subsidiary of the Company), directly or indirectly, beneficially or of record, or has purchased or sold any securities of the Company within the past two years, and no associate of any Nominee beneficially owns, directly or indirectly, any securities of the Company; (iii) no Nominee is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (iv) there is no transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or currently proposed transaction, or series of similar transactions, in which the Company or any of its subsidiaries was or is to be a participant, in which the amount involved exceeds $120,000 and in which any Nominee or any associate of any Nominee, or any member of the immediate family (including any person (other than a tenant or employee) sharing the same household) of any Nominee or of any associate of any Nominee, had or will have a direct or indirect material interest; (v) no Nominee or associate of any Nominee has any arrangement or understanding with any person (a) with respect to any future employment by the Company or its affiliates (except in the capacity as a director) or (b) with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (vi) no Nominee has any substantial interest, direct or indirect, in any matter to be acted upon at the Annual Meeting, except his or her interest in being nominated for election as a director, and in the case of James A. Mitarotonda, his beneficial ownership of the Company’s Common Stock as reported in Schedule B and as otherwise described herein; (vii) there are no material proceedings in which any Nominee or any associate of any Nominee is a party adverse to the Company or any of its subsidiaries, or has a material interest adverse to the Company or any of its subsidiaries; (viii) no occupation or employment is or was, during the last five years, carried on by any Nominee with the Company or any corporation or organization which is or was a parent, subsidiary or other affiliate of the Company; (ix) there exist no family relationships between any Nominee and any other Nominee, or any director or executive officer of the Company; (x) during the last ten years, no Nominee was involved in any of the events described in Item 401(f) of Regulation S-K and that are material to an evaluation of the ability or integrity of such Nominee to become a director of the Company; and (xi) no Nominee or associate of any Nominee has been awarded, earned or received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation from, or in respect of services rendered to or on behalf of, the Company and its subsidiaries that is required to be disclosed under, or is subject to any arrangement described in, Item 402 of Regulation S-K.

Barington has no knowledge of any facts that would prevent the determination that each of the Nominees meets the criteria for independence set forth in the listing standards for NASDAQ.  Barington expects that, at the request of the Board of Directors of the Company, each Nominee will furnish such information as may be reasonably required to determine the eligibility of such Nominee to serve as a director of the Company, including information relevant to a determination whether such Nominee can be considered an independent director (without, in each case, conceding the validity of any such requirement or request for information).

Barington understands that certain information regarding the Annual Meeting (including, but not limited to, the record date, the number of voting shares outstanding and the date, time and place of the Annual Meeting) and the Company (including, but not limited to, various committees of the Board and deadlines for shareholder proposals, compensation of directors and beneficial ownership of the Company’s securities) will be set forth in the Company's proxy statement on Schedule 14A, to be filed with the SEC by the Company with respect to the Annual Meeting, and in certain other SEC filings made or to be made by the Company and third parties under Sections 13 and 16 of the Securities Exchange Act of 1934, as amended.  To the extent the Company believes any such information is required to be set forth in this Notice, Barington hereby refers the Company to such filings.  Barington accepts no responsibility for any information set forth in any such filings not provided by Barington.

The Exhibits, Annexes and Schedules attached hereto are hereby incorporated into and made a part of this Notice.  Accordingly, all matters disclosed in any part of this Notice, including the Exhibits, Annexes and Schedules, shall be deemed disclosed for all purposes of this Notice.  Any capitalized term appearing in one of the Exhibits, Annexes or Schedules that is not defined in such Exhibit, Annex or Schedule shall have the meaning given to such term in the body of this Notice or in another of the Exhibits, Annexes or Schedules, as applicable.

Barington believes that this Notice complies in all respects with the Bylaws and applicable law.  If the Company believes this Notice is incomplete or otherwise deficient in any respect, please notify us in writing immediately of such alleged deficiencies.  Barington reserves the right, following receipt of any such notice, to either challenge, or attempt to cure, any alleged deficiencies.  Barington also reserves the right to give further notice of additional business or nominations to be conducted or made at the Annual Meeting or other meeting of the Company’s shareholders, to revise the nominations described herein, or not to present any one or more nominations described herein.

Please be advised that, notwithstanding the compliance by Barington with the relevant provisions of the Bylaws, neither the delivery of this Notice in accordance with the terms of the Bylaws nor the delivery of additional information, if any, provided to the Company from and after the date hereof by or on behalf of Barington or any other person shall be deemed to constitute (a) an acknowledgement that this Notice is in any way defective or (b) an admission as to the legality or enforceability of any particular provision of the Bylaws or any other matter, or a waiver by Barington or any other person of its right to contest or challenge the enforceability thereof or any other matter.

If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any of the Nominees at the Annual Meeting, or if any individual Nominee shall be unable to serve for any reason, then in addition to any other rights or remedies Barington may have, this Notice shall continue to be effective with respect to the remaining Nominee(s) and as to any replacement Nominee(s) selected by Barington.

Please address any correspondence or questions to Barington Companies Equity Partners, L.P., Attention: James A. Mitarotonda, telephone (212) 974-5701, facsimile (212) 586-7684, with a copy to our counsel, Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York 10036, Attention: Peter G. Smith, Esq., telephone (212) 715-9401, facsimile (212) 715-8000.

Very truly yours,

BARINGTON COMPANIES EQUITY PARTNERS, L.P.

By:	Barington Companies Investors, LLC,
its general partner

By:	/s/ James A. Mitarotonda
James A. Mitarotonda
Managing Member

[Exhibits, Annexes and Schedules Intentionally Omitted]